Filed by Starwood Hotels & Resorts Worldwide, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Starwood Hotels & Resorts Worldwide, Inc.
Commission File No.: 001-07959
Commission File No. for Registration Statement on
Form S-4 filed by Marriott International, Inc.:333-208684

The following document was distributed to Starwood’s sales representatives beginning on February 11, 2016:

STARWOOD / MARRIOTT: CUSTOMER FAQ

CUSTOMER STATEMENT

After many months of exploring strategic alternatives for Starwood, we believe this is the best outcome for Starwood, Marriott International, and our customers and guests.  The Starwood/Marriott merger is a move that brings together the very best in innovation and execution at our companies.  Our combined global platform and growth opportunity will allow us to offer more choices in more places, expand our guest and customer base, and enrich our loyalty proposition and offerings.

We know that you must have many questions about our organization, strategy, and working with our company moving forward.  Our teams have begun the work of assessing our structure and opportunities together, as well as what that means for our guests and customers.  This announcement is just the first step in a long process before the transaction closes, which is expected by mid-year 2016.  Please know that it is our intent to keep you and your organization well informed on our progress as we have more information to share.

We remain committed to delivering the level of service excellence, creativity, and flexibility that you have come to expect from our sales teams and our hotels, and we appreciate the opportunity to continue to earn your business.  As always, thank you for your support and for your partnership.

ANNOUNCEMENT OVERVIEW

For any questions regarding the details of the deal, integration strategy, leadership and organizational structure, brand implications, and the like, please refer to the Leader Q&A and Leader Talking Points documents provided separately.

ACCOUNT MANAGEMENT

1.	Should we expect to see reductions made to the Starwood sales force?
Marriott has confirmed that the Starwood Sales team, as well as the Revenue Management team, will remain in their jobs after closing through at least the end of 2016.  There is no anticipated reduction to the size of the sales force, including Starwood Global Sales Offices and property based sales teams in 2016.

2.	What happens to the global Starwood offices with which I do business?
Marriott has confirmed that Starwood’s global offices will remain open at least through the end of 2016 – and in many cases beyond that – as we commit to maintaining a presence in these key locations while the integration is underway.  We are just beginning the integration work and will continue to communicate resource and deployment updates throughout that process.

3.	Is there any action that I need to take at this time?
There is no action required on your part at this time.  Your Starwood and Marriott sales teams will continue to share regular updates regarding our integration progress, including any updates on how we will continue to work with you and your company post-integration.

4.	Who will be managing my account? Will I be working with a different team?
For now, please continue to work with your Starwood team on existing and longer-term business.  Any potential changes to account team structure will be communicated throughout the integration process, and will only take effect following the closing of the transaction, which is expected by mid-year 2016.

5.	I currently do business with both Starwood and Marriott – will I continue to work with both sales teams or will I now have a single point of contact?
For now, continue to work with your respective contacts at Starwood and Marriott on existing and longer-term business.  Any potential changes to account team structure will be communicated throughout the integration process, and will only take effect following the closing of the transaction, which is expected by mid-year 2016.

6.	How does this impact my contract status with Starwood? Will we renegotiate a single contract once the transition is complete?
Starwood will continue to honor current contract terms through the company integration.  Updates on how the contracting process may change long-term will be addressed and communicated over the course of the integration.

7.	Will my RFP bid still proceed as normal? If I finish it, will it still be valid?
There is no change to your RFP bid or your existing reservations.  Any future changes to the RFP process will be determined during the integration and communicated to you throughout that process.  All executed contracts will be honored according to their terms.

8.	If I want to book business with a Marriott hotel during the company integration, will Marriott honor my Starwood contract terms?
Any contracts with Starwood will continue to apply only to Starwood brands and those properties included in your RFP.  Please work with your Marriott sales team regarding any interest you may have in booking their hotels.

9.	I have a group booked at a Starwood property for 2018. Will those terms be honored?
For groups with signed contracts at our Starwood hotels, those terms will be honored.

10.	I’m a loyal member of SPG, SPG Pro, SPG Business, and/or Luxury Privileges. How will those loyalty programs be impacted? What will happen to my account; to my balance of points and benefits?
For now, our companies remain separate, and there is no change to guest or customer SPG program status, your Starpoints, or existing reservations. You will continue to earn Starpoints and elite stay/night credit for stays, and bonus Starpoints for any promotions in which you are participating.  There is no change to how you manage your loyalty account or book reservations.  We are working to bring the best of Starwood and the best of Marriott together.  Bringing our leading loyalty programs together is complicated and that work cannot begin until after the transaction closes.  No changes will be made to these programs due to the merger before the merger is final and perhaps even for some time to come.

11.	Will Starwood promotions or offers be applicable at Marriott properties? And vice versa?
Until the integration is complete, Starwood promotions and offers will continue to be made available at Starwood properties only; similarly, Marriott’s promotions and offers will only be available at their properties.  We will keep you informed on promotional and programming updates over the course of the integration.

12.	How will this impact the promotions, offers, and campaign notifications that I receive and the way in which they are communicated?
For now, you will continue to receive promotional updates from SPG and our brands just as you have in the past.  We will keep you informed on future strategies and updates over the course of the integration.

13.	How will this impact your web presence/my microsite (if applicable)?
You should continue to use our Starwood online channels as you have in the past until we have more information to share during the integration.

14.	If I’m currently planning to attend a Starwood event or I am meeting with Starwood at an upcoming industry event, do I need to change or cancel my plans?
There is currently no need to change your plans – our team intends to be at all regularly-scheduled tradeshows, road shows, expos and Customer Advisory Board meetings in 2016, and we look forward to seeing you there.  We will continue to keep you informed of any integration updates that may affect such travel/meetings.

15.	Can you guarantee that the hotel I booked for a future event will remain that brand?
Marriott has been very vocal in their admiration for our brands and design and innovation leadership.  In fact, that is a big reason why they are interested in doing this deal with us.  It is still early in the process, but Marriott has indicated that they expect Starwood’s distinct and powerful brands to largely remain intact.  We continue to invest in innovation and unique programming across our eleven brands, and Marriott has made it clear that growing Starwood’s brands will be a top priority.  Equally important, we pride ourselves on having cultivated a best-in-class service culture at each of our hotels and resorts.  Customers and their guests can be assured that they will receive a seamless, personalized, and rewarding experience with each event booked.

Cautionary Statement Regarding Forward Looking Statements
This communication includes “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases.  Forward-looking statements are any statements other than statements of historical fact, including statements regarding Starwood’s and Marriot’s expectations, beliefs, hopes, intentions or strategies regarding the future.  Among other things, these forward-looking statements may include statements regarding the proposed combination of Starwood and Marriott; our beliefs relating to value creation as a result of a potential combination with Marriott; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding Starwood’s and Marriott’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.  Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions or the spin-off of our vacation ownership business and its concurrent acquisition by Interval Leisure Group, Inc. (“ILG”) or realize the anticipated benefits of the spin-off and concurrent acquisition by ILG, and those disclosed as risks in other reports filed by us with the Securities and Exchange Commission (“SEC”), including those described in Part I of our most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on Marriott’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and those discussed in the joint proxy statement/prospectus included in the registration  statement on Form S-4 (Reg. No. 333-208684) filed by Marriott with the SEC on December 22, 2015 and any further amendments thereto. Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between Starwood and Marriott, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that Starwood’s stockholders may not approve the proposed transactions; the possibility that Marriott’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of Starwood and Marriott will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management's opinion only as of the date on which they were made.  Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

NO OFFER OR SOLICITATION
This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
The proposed transaction involving Marriott and Starwood will be submitted to Starwood’s stockholders and Marriott’s stockholders for their consideration.  In connection with the proposed transaction, Marriott has filed with the SEC on December 22, 2015 a registration statement on Form S-4 (Reg. No. 333-208684) that includes a joint proxy statement/prospectus for Starwood’s stockholders and Marriott’s stockholders.  The registration statement, which has been amended in recent filings by Marriott, has not yet become effective.  After the registration statement is declared effective by the SEC, Starwood will mail the joint proxy statement/prospectus to its stockholders, Marriott will mail the joint proxy statement/prospectus to its stockholders and Starwood and Marriott will file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Marriott or Starwood may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY FURTHER AMENDMENTS AND ANY OTHER RELEVANT DOCUMENTS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the joint proxy statement/prospectus, any further amendments and other relevant materials and any other documents filed or furnished by Marriott or Starwood with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and any further amendments from Marriott by going to its investor relations page on its corporate web site at www.marriott.com and from Starwood by going to its investor relations page on its corporate web site at www.starwoodhotels.com.

PARTICIPANTS IN THE SOLICITATION
Marriott, Starwood, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Marriott’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 7, 2015 and information about Starwood’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on April 17, 2015.  These documents are available free of charge from the sources indicated above, and from Marriott by going to its investor relations page on its corporate web site at www.marriott.com and from Starwood by going to its investor relations page on its corporate web site at www.starwoodhotels.com.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is presented in the joint proxy statement/prospectus included in the registration statement on Form S-4 (Reg. No. 333-208684) filed by Marriott with the SEC on December 22, 2015 and may be included in other relevant materials that Marriott and Starwood file with the SEC.